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July 22, 2005



Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC  20549

Re:      S1 Corporation
         Form 10-K for Fiscal Year Ended December 31, 2004
         Filed March 16, 2005
         File No. 000-24931

Dear Mr. Skinner:

On behalf of S1 Corporation ("S1" or the "Company"), this letter responds to the comments in your letter dated July 14, 2005 (the "Comment Letter") regarding the Company's Form 10-K for the fiscal year ended December 31, 2004. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Comment Letter.

ITEM 8, FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 41

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 45

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 4. WE NOTED THAT YOUR STATEMENT OF OPERATIONS DOES NOT INCLUDE A GROSS MARGIN LINE ITEM; HOWEVER, BOTH MD&A AND YOUR QUARTERLY FINANCIAL DATA DISCLOSE AND DISCUSS GROSS MARGIN. REVISE THE STATEMENT OF OPERATIONS, MD&A AND THE QUARTERLY FINANCIAL DATA TO INCLUDE THE AMORTIZATION OF PURCHASE TECHNOLOGY AND SOFTWARE DEVELOPMENT COSTS AS A COMPONENT OF "COST OF REVENUES." WE REFERENCE QUESTION 17 OF THE SFAS 86 FASB IMPLEMENTATION GUIDE. YOUR MD&A AND QUARTERLY PRESENTATION OF OPERATING RESULTS SHOULD BE REVISED AS WELL. WE NOTE THAT SAB TOPIC 11:B ADDRESSES THE ACCOUNTING FOR DEPRECIATION.

RESPONSE:

We acknowledge the Staff's comment above to revise the statement of operations, MD&A and the quarterly financial data to include the amortization of purchased technology and software development costs as a component of "cost of revenues." Based upon our evaluation of quantitative and qualitative considerations of reclassifying these costs, we believe the amounts involved are not material. The impact of reclassifying these amounts would have reduced gross margin by 1.1%, 1.5% and 3.6% for the years ended December 31, 2004, 2003 and 2002, respectively. Additionally, the reclassification of these amounts, which are currently disclosed in the footnotes to the financial statements, would not change any trends of the Company's gross margin percentages for each of the three years in the period ended December 31, 2004, nor did the absence of such reclassification have any effect on the Company's regulatory compliance, loan covenants, contractual compliance or management compensation. Based on the foregoing, the Company respectfully requests concurrence of the Staff to comply with this comment on a prospective basis. Consistent with the guidance set forth in Question 17 of the SFAS 86 Implementation Guide, we will include the referenced amounts in "cost of revenues" in future filings, beginning with the Form 10-Q for the


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quarter ended June 30, 2005. Additionally, we will present this information in our future filings on a consistent basis for all periods presented and disclose the prior period amounts that have been reclassified to cost of revenues.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 48

FINANCIAL INSTRUMENTS, PAGE 49

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NUMBER 5. REVISE THE DISCLOSURES IN THE "RECLASSIFICATION" POLICY OF YOUR FORM 10-K TO QUANTIFY THE EFFECT THE RECLASSIFICATION HAD ON YOUR BALANCE SHEET AND STATEMENT OF CASH FLOWS. YOUR REVISIONS SHOULD ALSO REFER TO THE FACTS THAT THE RECLASS WAS MADE IN ORDER TO COMPLY WITH SFAS 95.

RESPONSE:

We acknowledge the Staff's comment above to revise the "Reclassification" policy of our Form 10-K to quantify the effect the reclassification had on our balance sheet and statement of cash flows. In order to provide a more direct meaningful and immediate disclosure to stockholders, we respectfully request that the Company be able to comply with the Staff's comment in our Form 10-Q for the quarter ended June 30, 2005. In that Form 10-Q, and for future periods, we will disclose the quantification of the effect of reclassifying auction rate securities on our balance sheets at December 31, 2004 and 2003 and our statement of cash flows for each of the three years in the period ended December 31, 2004. We expect to file our Form 10-Q for the quarter ended June 30, 2005 with the Commission on August 9, 2005. The additional disclosure in our June 30, 2005 Form 10-Q will read as follows:

Reclassification

         Short-term investments consist of investments in certificates of deposit, commercial paper and other highly liquid securities with original maturities exceeding 90 days but less than one year. Short term investments also include certain auction rate securities that have been reclassified from cash and cash equivalents to short-term investments. Prior to December 31, 2004, we had classified these instruments as cash and cash equivalents if the period between the interest rate resets was 90 days or less, which was based on our ability to either liquidate our holding or roll our investments over to the next reset period. During 2004, based on our re-evaluation of the maturity dates associated with the underlying bonds, we have reclassified $73.4 million of auction rate securities, previously classified as cash and cash equivalents, to short term investments for the December 31, 2003 balance sheet in accordance with SFAS 95, "Statement of Cash Flows". Additionally, we revised our statements of cash flows to reflect the maturities and purchases of short-term investment securities in cash flows from investing activities for the years ended December 31, 2003 and 2002. A summary of the reclassifications made in the balance sheet and statement of cash flows is as follows:


Consolidated Balance Sheet -December 31, 2003
                                        Previously                          As
                                         Reported        Reclass       Reclassified
                                        ----------      --------       ------------
Cash and cash equivalents                $150,064       $(73,351)       $ 76,713
Short-term investments                     14,126         73,351          87,477
                                         --------       --------        --------
      Total                              $164,190       $     --        $164,190


Consolidated Statement of Cash Flow - Year Ended December 31, 2003
                                        Previously                          As
                                         Reported        Reclass      Reclassified
                                        ----------      --------      ------------
Maturities of short-term
      investments securities             $ 31,483       $  8,650       $ 40,133
Purchases of short-term
      investments securities              (28,135)       (45,821)       (73,956)
                                         --------       --------       --------
      Net change                         $  3,348       $(37,171)      $(33,823)


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

Consolidated Statement of Cash Flow - Year Ended December 31, 2002
                                        Previously                          As
                                         Reported        Reclass      Reclassified
                                        ----------      --------      ------------
Maturities of short-term
      investments securities             $ 74,789       $  2,095       $ 76,884
Purchases of short-term
      investments securities              (60,814)       (25,009)       (85,823)
                                         --------       --------       --------
      Net change                         $ 13,975       $(22,914)      $ (8,939)


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In responding to the comments, the Company acknowledges:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or would like further information concerning the Company's responses to the Comment Letter, please do not hesitate to contact me at 404-923-3500. Thank you for your consideration.

Sincerely,




Matthew Hale
Chief Financial Officer